

January 30, 2013

<u>Via Facsimile</u>
Mr. Michael H. Lou
Chief Financial Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, TX 77002

> **Re:** **Oasis Petroleum, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 28, 2012**
> **Response Letter Dated January 4, 2013**
> **File No. 001-34776**

Dear Mr. Lou:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 1. Business, page 5</u>

<u>Proved Undeveloped Reserves, page 11</u>

1.   We note your response to comment 2 in our letter dated December 18, 2012. The disclosure requirements per Item 1203(c) of Regulation S-K include a discussion of progress made during the year to convert proved undeveloped reserves. Please revise this disclosure to include a narrative explaining all material changes to your proved undeveloped reserves during the period presented.

Financial Statements

Consolidated Statement of Operations, page 73

2.   We note your response to comment 7 in our letter dated December 18, 2012 regarding the presentation of earnings per share for the periods preceding your corporate reorganization. It appears that earnings per share information should be presented for all periods for which an income statement is presented. Please tell us how you considered the guidance per FASB ASC 260-10-55-17 regarding the calculation of earnings per share in connection with reorganizations.

        You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

                            Sincerely,

                            /s/ Ethan Horowitz

                            Ethan Horowitz
                            Branch Chief